Divaka Gupta +1 212 479 6474 dgupta@cooley.com	VIA EDGAR

May 19, 2020	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Legend Biotech Corporation in connection with Registration Statement on Form F-1 (File No. 333-238232)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Jeffrey Gabor
Ms. Celeste Murphy
Ms. Jenn Do
Ms. Lisa Vanjoske

RE:	Legend Biotech Corporation
Registration Statement on Form F-1
File No. 333-238232

Ladies and Gentlemen:

On behalf of Legend Biotech Corporation (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 2, 2020 (the “Comment Letter”) relating to the Company’s Registration Statement on Form F-1, originally confidentially submitted with the Commission on March 9, 2020 and subsequently filed by the Company with the Commission on May 13, 2020 (File No. 333-238232) (the “Registration Statement”), we submit this supplemental letter to further address comment 9 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

9.    Please revise to disclose the extent to which any stock-based compensation has been awarded during 2019 and provide the fair valuations of each award. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

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The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its ordinary shares underlying its outstanding equity awards and the reasons for the differences between the recent valuations of its ordinary shares leading up to the initial public offering (“IPO”) and the estimated offering price.

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] per ADS to $[***] per ADS (the “Price Range”) for its IPO, assuming that each ADS will be convertible into [***] ordinary shares, which would be equivalent to $[***] to $[***] per ordinary share. This range implies a pre-money valuation for the Company of $[***] to $[***].

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded shares of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the biotechnology sector;

•	business developments impacting the Company; and

•	input received from the lead underwriters, including discussions that took place with senior management of the Company and its board of directors (the “Board”).

The Price Range does not take into account the current lack of liquidity for the Company’s ADSs and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company expects to include the Price Range in an amendment to the Registration Statement that will shortly precede the commencement of the Company’s road show. However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the Price Range of the ADSs may change. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the Price Range will be no greater than $2.00, if the maximum price is $10.00 per ADS or less, or 20%, if the maximum price is greater than $10.00 per ADS. The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

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HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.8

May 19, 2020

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Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. Since January 1, 2019, the Company has issued the following equity awards all in the form of option grants (collectively, the “Pre-IPO Awards”):

Grant Date	Number of Ordinary Shares Underlying Options	Exercise Price per Share	Fair Value Per Ordinary Share on Grant Date
January 14, 2019	10,000	$1.00	$0.615
January 28, 2019	10,000	$1.00	$0.615
July 2, 2019	2,233,000	$1.50	$0.590
July 8, 2019	2,000	$1.50	$0.590
July 22, 2019	1,000,000	$1.50	$0.590
November 29, 2019	472,000	$1.50	$0.610
December 9, 2019	30,000	$1.50	$0.610

Historical Determinations of Fair Value of Ordinary Shares

As there has been no public market for the Company’s ordinary shares or ADSs to date, the estimated fair value of its ordinary shares has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s third-party valuations of its ordinary shares as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant as of each grant date, including:

•	the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for its product candidates;

•	the Company’s stage of development and its business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the ordinary shares or ADSs; and

•	the likelihood of achieving a liquidity event in light of prevailing market conditions.

In the course of granting options, the Company obtained third-party valuation of its ordinary shares as of the following dates:

•	$0.615 per share as of December 31, 2018;

•	$0.59 per share as of July 2, 2019; and

•	$0.61 per share as of November 29, 2019 (the “November 2019 Valuation”).

The third-party valuations described above were performed in accordance with the guidance outlined in IFRS2 Share-based Payment and IFRS 13 Fair Value Measurement. In determining the exercise price per share of the option grants, the Board took into consideration these valuation reports. The Board ultimately determined to make the exercise prices of the Pre-IPO Awards above the per share amounts determined by the third-party valuations in its discretion to ensure that the exercise prices of the Pre-IPO Awards were greater than fair value.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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In order to determine the estimated fair value of the ordinary shares, the Company and the third-party valuation firm utilized a binomial model, which uses the income approach in the form of a discounted cash flow (“DCF”) methodology to estimate its enterprise value. In general, future cash flows are estimated and then discounted as a rate of return that considers the relative risk of achieving the cash flows and the time value of money.

Summary

The Company believes that the primary differences between the per share value determined in the November 2019 Valuation and the estimated Price Range are a result of the following:

1.	Between the time of the November 2019 Valuation and the date hereof, the Company achieved significant positive data milestones from its Phase 1b/2 CARTITUDE-1 clinical trial, in which the Company is evaluating JNJ-4528 for the treatment of patients with relapsed or refractory multiple myeloma, as follows:

a.	in February 2020, the Company received positive data with a median follow-up time of 9 months; and
b.	in May 2020, the Company received positive data with a median follow-up time of 11.5 months.

2.	Between the time of the November 2019 Valuation and the date hereof, the Company received an additional $30.0 million milestone payment pursuant to its collaboration and license agreement with Janssen Biotech, Inc. upon the dosing of a specified numbers of patients in its CARTITUDE-1 clinical trial.

3.	Between the time of the November 2019 Valuation and the date hereof, the Company issued and sold an aggregate of 20,591,629 Series A Preference Shares in March 2020 and April 2020 at a purchase price of $7.792 per share for aggregate gross proceeds of $160.5 million. Following the Series A financing, the post-money valuation of the Company was $[***]. The midpoint of the Price Range represents only a [***]% premium to the post-money Series A valuation.

4.	Between the time of the November 2019 Valuation and the date hereof, the Company entered into a collaborative research and licensing agreement with Noile-Immune Biotech, Inc. pursuant to which the Company acquired a license to develop CAR-T and/or TCR-T cell therapies incorporating Noile-Immune’s PRIME (proliferation-inducing and migration-enhancing) technology.

5.	Between the time of the November 2019 Valuation and the date of the IPO, the Company will have appointed three new Board members, three of whom are independent, further establishing a leadership team that will be in compliance with the requirements of the Commission and the Nasdaq Global Market.

6.	The Price Range assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. The Price Range necessarily assumes that a public market for the Company’s ADSs has been created, and, therefore, excludes any discount for lack of marketability of the Company’s ordinary shares. A discount for lack of marketability of [***] was appropriately taken into account in the valuations described above.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

May 19, 2020

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7.	The enterprise value in the November 2019 Valuation did not reflect any input received from the underwriters, including discussions that took place with senior management of the Company and the Board.

8.	The Price Range represents a future price for ADSs that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the ordinary shares as of the November 2019 Valuation represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for ordinary shares that is never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

Based on the Price Range provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Price Range, or at all, as well as the numerous milestone events that the Company achieved in the time between the November 2019 Valuation and the date hereof, the Company respectfully submits that the per share grant date fair values for the Pre-IPO Awards, as set forth in the table above, in connection with its option grants are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the ADSs of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 55 Hudson Yards, New York, New York 10001.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 479-6474, Robert W. Phillips at (415) 693-2020 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Yuan Xu, Ph.D., Legend Biotech Corporation

Ying Huang, Ph.D., Legend Biotech Corporation

Robert W. Phillips, Cooley LLP

Richard C. Segal, Cooley LLP

Mark Ballantyne, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.8